FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk



03029071

Our Ref.: S/7911/94 LTO/kk

25 JUL 2003

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 24th July, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

File No.82-4177



華潤創業有限

China Resources En

(Incorporated in Hong Kong with lim

Acquisition of Logistics

Connected Transacti
and
Ongoing Connected Trans

SUMMARY

On 24 July 2003, the Company, as purchaser, entered into the Sale and Purchase Agreement with the Vendor for the acquisition of the entire issued share capital of the Company, the Acquisition constitutes a connected transaction of the Company under Chapter 14 of the Listing Rules. The CRL(BVI) Group is princip

The Vendor and its ultimate holding company, CRNC, have each undertaken not to, and CRNC shall also procure that its other subsidiaries not to, engage in any completion of the Acquisition. Should any investment opportunity regarding logistics business be available to the Vendor or CRNC, it will be first offered t

Immediately following Completion, CRL(BVI) will become a wholly-owned subsidiary of the Company, and the on-going provision of services by its group m Group under the Listing Rules. In this regard, the Company has applied to the Stock Exchange for a waiver from the strict compliance of the disclosure req

The terms of the Acquisition and the Ongoing Connected Transactions were determined after arm's length negotiations between the Company and the Ven Transactions are in the interest of the Group and the Shareholders as a whole and that the Acquisition is, and the Ongoing Connected Transactions will be,

The aggregate consideration of HK$128,950,561 or value for the Acquisition represents more than the higher of HK$1 million or 0.03% of the NTAV of the Accordingly, the Acquisition is disclosed in this announcement pursuant to Rule 14.25(1) of the Listing Rules and will be disclosed in the Company's next publ Rules.

SALE AND PURCHASE AGREEMENT DATED 24 JULY 2003

1. **Parties**

   (1) the Company, as purchaser; and

   (2) the Vendor, the controlling shareholder of the Company

2. **Assets to be acquired**

   (1) the Sale Shares; and

   (2) the benefit to the Loan

3. **Consideration**

   The aggregate consideration for the Acquisition is HK$128,950,561, comprising HK$81,950,561 for the Sale Shares and HK$47,000,000 for the Loan.

   Completion took place immediately after the signing of the Sale and Purchase Agreement upon which HK$10,000,000 (approximately 8% of the consideration) was paid; and HK$93,950,561 (approximately 73% of the consideration) will be paid within 3 business days after the Completion. The remaining HK$25,000,000 (approximately 19% of the consideration) will be paid within five business days after all relevant Chinese Mainland approvals for acquiring the Chinese Mainland operations of the CRL(BVI) Group have been obtained and in any event on or before 30 April 2004 (or such other later date as the parties may agree).

   The consideration was arrived at after arm's length negotiations between the Company and the Vendor, with reference to the value of the Loan, on a dollar for dollar basis, as at 1 July 2003 and the unaudited proforma combined net asset value of the CRL(BVI) Group (being HK$81,950,561) as at 31 December 2002.

   The unaudited proforma combined net profits before taxation and extraordinary items of the CRL(BVI) Group for the two years ended 31 December 2002 were HK$7,898,433 and HK$18,847,527 respectively. The unaudited proforma combined net profits after taxation and extraordinary items of the CRL(BVI) Group for the two years ended 31 December 2002 were HK$6,975,363 and HK$18,249,591 respectively.

   The Board, including the independent non-executive Directors, is of the view that the Acquisition is conducted on normal commercial terms which are fair and reasonable insofar as the independent Shareholders are concerned and is in the interest of the Company and its Shareholders as a whole.

   The consideration will be satisfied by the Group's internal resources.

REASONS FOR THE ACQUISITION

The CRL(BVI) Group is principally engaged in the logistics business in Hong Kong and in the Chinese Mainland. In Hong Kong, its business operations include managing a godown and a multi-purpose port and providing freight forwarding, cargo consolidation and lighterage services; whereas in the Chinese Mainland, the principal business operation is to provide freight forwarding, distribution and logistics management services of fast moving consumer goods and industrial products, with operations covering various provinces and cities of the Chinese Mainland.

BENEFITS

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DISCLOSU

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... in the Chinese Mainland, the principal business operation is to provide freight forwarding, distribution and logistics management services of fast moving consumer goods and industrial products, with operations covering various provinces and cities of the Chinese Mainland.

The Company is a listed company on the Stock Exchange, with business emphasis on the distribution and retail business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

The Directors believe the Acquisition is consistent with the Group's business strategy to become a leading distribution and retail group with sufficient logistics support. In this regard, the Acquisition will reshape the logistics operation of the Group and the retail and distribution business of the Group will benefit from the existing operations of the CRL(BVI) Group through:

(a) increasing the logistics resources and management expertise which will support the Group's growing presence in fast moving consumer goods distribution business;

(b) integrating the management and customer base of the logistics operation of the Group in order to increase the occupancy rate and profitability of the warehouse business; and

(c) strengthening the management competence of the retail distribution centre to support the retail business of the Group in both Hong Kong and the Chinese Mainland.

CRNC has confirmed that the existing business of itself and its subsidiaries (other than the business contemplated under the Sale and Purchase Agreement) do not compete with the business to be acquired by the Group under the Acquisition. Furthermore, the Vendor and CRNC have each undertaken not to, and CRNC shall also procure that its other subsidiaries not to, engage in any business or to invest in any entities which may compete with the business (except for those business and/or assets owned by the Vendor (or its subsidiaries) and managed by the Group) of the CRL(BVI) Group immediately after the completion of this Acquisition. In addition, should any future investment opportunity regarding logistics business be available to the Vendor or CRNC, it will be first offered to the Company for consideration. The undertaking given by CRNC shall cease to have effect in the event that the Vendor and CRNC directly and indirectly hold in aggregate less than 30% of the issued share capital of the Company or that the Company ceases to be listed on the Stock Exchange; whereas the undertaking given by the Vendor shall cease to have effect in the event that the Vendor directly and indirectly holds less than 30% of the issued share capital of the Company or that the Company ceases to be listed on the Stock Exchange.

The Board (including independent non-executive Directors) consider that the Acquisition is conducted on normal commercial terms that are fair and reasonable to the independent Shareholders and is in the interest of the Group and the Shareholders as a whole.

ONGOING CONNECTED TRANSACTIONS

Immediately following Completion, CRL(BVI) will become a wholly-owned subsidiary of the Company, and any ongoing transactions between its group members and the Vendor or its associates (as defined in the Listing Rules) will constitute ongoing connected transactions of the Group under the Listing Rules. The major terms in respect of each of these Ongoing Connected Transactions are set out below:

1. Facilities management agreement (as supplemented) entered into between a subsidiary of CRL(BVI) (the "Subsidiary" for the purpose of this item 1) and the Vendor

Transaction: The Subsidiary has been managing the port premises and facilities developed on a site owned by the Vendor in Sham Shui Po, Kowloon. This agreement is for a term of 3 years and 6 months commencing on 1 January 2003, renewable at the option of the Subsidiary for a further 3 years. In view of the expertise of the Subsidiary, it will continue to be the manager pursuant to this agreement.

During the first six months of the term of the agreement (i.e. from 1 January 2003 to 30 June 2003), the Subsidiary had been paying the Vendor a monthly fee of HK$1,000,000 in consideration for the right to keep, as the service fee payable by the Vendor to the Subsidiary for that relevant month, all cargo handling fees, service charges and other payments collected by the Subsidiary at its own expenses from independent third parties. The rate of such monthly fee for the following two years of the term (i.e. from 1 July 2003 to 30 June 2005) has, in the supplemental agreement, been reduced to HK$800,000 per month (amounting to HK$9,600,000 per annum), and such rate for the remaining one year of the term (i.e. 1 July 2005 to 30 June 2006) will be increased back to HK$1,000,000 per month (amounting to HK$12,000,000 per annum).

Pricing basis: The amount of the monthly fee of HK$1,000,000 corresponds to such amount paid by the Subsidiary to the Vendor monthly in each of the two years ended 31 December 2002; its reduction to HK$800,000 was determined by the parties on arm's length basis. The sum of cargo handling fees, service charges and other payments collected by the Subsidiary from independent third parties (as the service fee payable by the Vendor to the Subsidiary) in each of the two years ended 31 December 2002 amounted to (without deducting the annual amount of the monthly fee) HK$87,927,918 and HK$107,905,334 respectively.

2. Godown management agreement entered into between a subsidiary of CRL(BVI) (the "Subsidiary" for the purpose of this item 2) and DRDL, a wholly owned subsidiary of the Vendor (the "Owner" for the purpose of this item 2)

Transaction: The Subsidiary has been managing a godown owned by the Vendor in Sham Shui Po, Kowloon. This agreement is for a term of 3 years and 6 months commencing on 1 January 2003, renewable at the option of the Subsidiary for a further 3 years. In view of the expertise of the Subsidiary, it will continue to be the property manager of the godown pursuant to this agreement.

During the first six months of the term of the agreement (i.e from 1 January 2003 to 30 June 2003), the Subsidiary had been paying the Owner a monthly fee of HK$2,000,000 in consideration for the right to keep, as the service fee payable by the Owner to the Subsidiary for that relevant month, all licence fees and other payments collected by the Subsidiary at its own expenses from independent third parties. The rate of such monthly fee for the following two years of the term (i.e. from 1 July 2003 to 30 June 2005) has, in the supplemental agreement, been reduced to HK$1,700,000 per month (amounting to HK$20,400,000 per annum), and such rate for the remaining one year of the term (i.e. 1 July 2005 to 30 June 2006) will be increased back to HK$2,000,000 per month (amounting to HK$24,000,000 per annum).

Pricing basis: The amount of the monthly fee of HK$2,000,000 corresponds to such amount paid by the Subsidiary to the Owner monthly in each of the two years ended 31 December 2002; its reduction to HK$1,700,000 was determined by the parties on arm's length basis. The sum of licence fees and other payments collected by the Subsidiary from independent third parties (as the service fee payable by the Owner to the Subsidiary) in each of the two years ended 31 December 2002 amounted to (without deducting the annual amount of the monthly fee) HK$65,715,469 and HK$58,993,832 respectively.

3. Provision of dockyard operation services by a wholly owned subsidiary of CRL(BVI) (the "Subsidiary" for the purpose of this item 3) to MDCL, an associated company of the Vendor

Transaction: The Subsidiary has been providing dockyard operation services to an associated company of the Vendor at market rate from time to time since 1999, and it will continue to do so after the Completion.

Pricing basis: The service fee will be charged at market rate, being the same rate as the Subsidiary will charge other third parties. For

(i)
(ii)
(iii)
(iv)
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DEFINITIONS

"Acquisition"
"Board"
"Chinese Main
"Company"
"Completion"
"CRL(BVI)"
"CRL(BVI) Gr
"CRNC"
"Director(s)"
"DRDL"
"Group"
"Hong Kong"
"HK$"
"Letter"
"Listing Rules"
"Loan"
"MDCL"
"NTAV"
"Ongoing Conne Transactions"
"Sale and Purch Agreement"
"Sale Shares"
"Shareholder(s)"
"Stock Exchange
"Vendor"

leteness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

業有限公司

urces Enterprise, Limited

Hong Kong with limited liability)

of Logistics Business

ected Transaction
and
onnected Transactions

ntire issued share capital of CRL(BVI) and the benefit of the Loan for a cash consideration of HK$128,950,561. As the Vendor is the controlling shareholder
L(BVI) Group is principally engaged in the logistics business in Hong Kong and in the Chinese Mainland.

ries not to, engage in any business or invest in any entities which may compete with the business carried out by the CRL(BVI) Group immediately after the
it will be first offered to the Company for consideration.

of services by its group members to the Vendor and/or its associates (as defined in the Listing Rules) will constitute ongoing connected transactions of the
nce of the disclosure requirements under the Listing Rules.

e Company and the Vendor. The Board (including the independent non-executive Directors) consider that the Acquisition and the Ongoing Connected
d Transactions will be, conducted on normal commercial terms that are fair and reasonable to the independent Shareholders.

3% of the NTAV of the Group as at 31 December 2002, but less than the higher of HK$10 million or 3% of the Group's NTAV as at 31 December 2002.
the Company's next published annual report and accounts for the year ending 31 December 2003 in accordance with Rule 14.25(1)(A) to (D) of the Listing

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BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS

The Ongoing Connected Transactions will be conducted in the ordinary and usual course of the logistics business of the Group following the Acquisition. The terms of the Ongoing Connected Transactions are agreed on an arm's length basis. The Board (including independent non-executive Directors) consider that the Ongoing Connected Transactions are in the interest of the Group and the Shareholders as a whole and that they will be conducted on normal commercial terms that are fair and reasonable to the independent Shareholders. The Ongoing Connected Transactions will provide the Group with an opportunity to maximise the use of the Group's expertise in logistics management and maintain a steady flow of revenue from the management services provided.

DISCLOSURE REQUIREMENTS AND WAIVER SOUGHT

As the Vendor is the controlling shareholder of the Company, the Acquisition constitutes a connected transaction for the Company under Chapter 14 of the Listing Rules. The aggregate consideration of HK$128,950,561 for the Sale Shares and the benefit to the Loan or value represents more than the higher of HK$1 million or 0.03% of the NTAV of the Group as at 31 December 2002, but less than the higher of HK$10 million or 3% of the Group's NTAV as at 31 December 2002. Accordingly, the Acquisition is disclosed in this announcement pursuant to Rule 14.25(1) of the Listing Rules and will be disclosed in the Company's next published annual report and accounts for the year ending 31 December 2003 in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

For the purpose of the Listing Rules, the Ongoing Connected Transactions would normally require disclosure by way of press announcement each time as such transaction occurs. The Directors consider that strict compliance with the disclosure requirements in respect of the Ongoing Connected Transactions would be impractical and unduly onerous on the part of the Group as they are of a regular and continuing nature. The Directors expect that the aggregate annual transaction amount of the Ongoing Connected Transactions may exceed the higher of HK$1 million or 0.03% of the NTAV of the Group, but below the higher of HK$10 million or 3% of the NTAV of the Group. As such, the Company has applied to the Stock Exchange in connection with the Ongoing Connected Transactions a conditional and continuous waiver from strict compliance with the disclosure requirements as required under the Listing Rules in respect of each financial year. The waivers are subject to the conditions that:

(a) the Ongoing Connected Transactions will be carried out:

  (i) in the usual and ordinary course of business of the Group;

  (ii) on normal commercial terms;

  (iii) on a fair and reasonable basis so far as the independent Shareholders are concerned; and

  (iv) in accordance with the terms of the relevant agreements governing the transactions or where there is no agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties.

(b) details of the Ongoing Connected Transactions will be disclosed in the Company's annual report for that year as required by Rule 14.25(1)(A) to (D) of the Listing Rules;

(c) the independent non-executive Directors shall review the Ongoing Connected Transactions annually and confirm in the relevant annual report of the Company that the relevant Ongoing Connected Transaction has been entered into and/or carried out:

  (i) by the Group in its ordinary and usual course of business;

report of the Company that the relevant Ongoing Connected Transaction has been entered into and/or carried out:

(i) by the Group in its ordinary and usual course of business;

(ii) on normal commercial terms;

(iii) either in accordance with the terms of the agreements governing such transactions, or where there is no such agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties; and

(iv) on terms that are fair and reasonable so far as the independent Shareholders are concerned.

(d) the auditors of the Company shall review the Ongoing Connected Transactions annually and confirm in the Letter to the Board, a copy of which shall be provided to the Listing Division of the Stock Exchange, confirming that the Ongoing Connected Transactions:

(i) have received the Board's approval;

(ii) have been entered into in accordance with the pricing policy of the Group, if appropriate;

(iii) have been entered into either in accordance with the terms of the agreements governing such transactions, or where there is no such agreement, on terms no less favourable than terms available to third parties so far as the independent Shareholders are concerned; and

(iv) have not exceeded the limit as referred to in paragraph (e) below.

Where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the Letter, the Directors shall contact the Stock Exchange as soon as practicable.

(e) the aggregate transaction amount of the Ongoing Connected Transactions for each financial year will not exceed 3% of the Group's net tangible asset value for the corresponding financial year.

In the event that the terms governing any of the Ongoing Connected Transactions referred to above are amended, or that the aggregate annual transaction amount of the Ongoing Connected Transactions for each financial year exceeds 3% of the Group's net tangible asset value for the corresponding financial year, the Company will fully comply with the disclosure requirements provided in Chapter 14 of the Listing Rules in respect of such Ongoing Connected Transactions unless the Company has obtained a separate waiver from the Stock Exchange.

DEFINITIONS

"Acquisition"	the acquisition of the Sale Shares and the benefit of the Loan as contemplated under the Sale and Purchase Agreement
"Board"	the board of Directors
"Chinese Mainland"	the People's Republic of China, for the purpose of this announcement, excluding Hong Kong, the Macau Special Administrative Region and Taiwan
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong and listed on the main board of the Stock Exchange
"Completion"	the completion of the Sale and Purchase Agreement
"CRL(BVI)"	China Resources Logistics (BVI) Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of the Vendor
"CRL(BVI) Group"	CRL(BVI) and its subsidiaries and associated companies
"CRNC"	China Resources National Corp., a company established in the Chinese Mainland and the ultimate holding company of the Vendor
"Director(s)"	the director(s) of the Company
"DRDL"	Dragon Rider Development Limited, a wholly owned subsidiary of the Vendor
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Letter"	the letter to be issued by the auditors of the Company after reviewing the Ongoing Connected Transactions annually
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Loan"	shareholders' loan in an aggregate amount of HK$47,000,000 due from CRL(BVI) to the Vendor as at 1 July 2003
"MDCL"	Manfred Development Co., (H.K.) Ltd., an associated company of the Vendor
"NTAV"	the unaudited pro forma combined net tangible asset value of the Group as at 31 December 2002 (as disclosed in the Company's circular to Shareholders dated 26 June 2003 in respect of a group reorganization and listing by way of introduction of China Resources Cement Holdings Limited)
"Ongoing Connected Transactions"	the post-Completion ongoing transactions which will constitute connected transactions of the Group under Chapter 14 of the Listing Rules, details of which are set out in the paragraph headed "Ongoing Connected Transactions" in this announcement
"Sale and Purchase Agreement"	an agreement dated 24 July 2003 entered into between the Company as purchaser and the Vendor in relation to the sale and purchase of the entire issued share capital of CRL(BVI) and of the benefit to the Loan
"Sale Shares"	the 2 ordinary shares of US$1.00 each being the entire issued share capital of CRL(BVI)
"Shareholder(s)"	holder(s) of shares of HK$1.00 each in the issued share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Vendor"	China Resources (Holdings) Company Limited, a company incorporated in Hong Kong and the controlling shareholder (approximately 55.5%) of the Company

By order of the Board
LEE Yip Wah, Peter
Company Secretary